UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX






 1. Disposal dated 02 October, 2006
 2. Director/PDMR Shareholding dated 03 October, 2006
 3. Director/PDMR Shareholding dated 05 October, 2006
 4. Director/PDMR Shareholding dated 09 October, 2006
 5. Director/PDMR Shareholding dated 10 October, 2006
 6. Redemption of Notes dated 11 October, 2006
 7. Director/PDMR Shareholding dated 11 October, 2006
 8. Acquisition dated 11 October, 2006
 9. Director/PDMR Shareholding dated 16 October, 2006
10. Director/PDMR Shareholding dated 17 October, 2006
11. Director/PDMR Shareholding dated 19 October, 2006
12. Statement: Absa Board Changes dated 23 October, 2006
13. Director/PDMR Shareholding dated 24 October, 2006
14. Additional Listing dated 25 October, 2006
15. Director/PDMR Shareholding dated 25 October, 2006
16. Director/PDMR Shareholding dated 31 October, 2006





--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 01, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 01, 2006                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                               2nd October, 2006

                                  BARCLAYS PLC

   Barclays announces agreement for the disposal of vendor finance businesses to CIT

Barclays Bank PLC ("Barclays") has agreed to sell certain of its vendor finance businesses in the United Kingdom and Germany ("the vendor finance businesses") to CIT Group Inc. ("CIT") of the United States of America.

The vendor finance businesses operate within Barclays Asset & Sales Finance, which is the specialist commercial asset finance provider within UK Business Banking. The vendor finance businesses provide asset finance to customers of manufacturers and suppliers in the industrial equipment and technology markets throughout the UK and Germany.

The gross assets of the vendor finance businesses to be sold amounted to approximately GBP1.1 billion as at 30th June 2006, about 12% of the gross assets of Barclays Asset & Sales Finance. Approximately 60% of the gross assets to be sold were originated in the UK with the balance in Germany. As part of the acquisition CIT will also take on the vendor finance sales and administration staff in the UK and Germany. Barclays will retain its successful controlling interest in Iveco Finance.

The completion of the sale is conditional upon receiving clearance from the relevant regulatory authorities and other customary closing conditions. The transaction is expected to close at the end of 2006.


Naguib Kheraj, Group Finance Director, Barclays PLC, said: "This transaction leaves Barclays Asset & Sales Finance well positioned for its future development. Significant investment will be focused on its core asset and sales finance business including the ongoing expansion of its successful direct leasing business. The future strategy of the vendor finance businesses is now best pursued within a specialised leading global provider of asset finance solutions."

Jeffrey M. Peek, Chairman and Chief Executive Officer of CIT said: "We are very pleased with this transaction as it represents a major growth opportunity within a core business, accelerates our international expansion and solidifies our position as a leading provider of global vendor finance solutions."

                                    - ENDS -

For further information please contact:

Barclays

Investor Relations                     Media Relations

Mark Merson/James S Johnson            Tracy Goodyer/Robin Tozer
+44 (0)20 7116 5752/2927               +44 (0) 20 7116 6121/6586

CIT

Investor Relations                     Media Relations

Steve Klimas                           Andrew Walton, Financial Dynamics
+1 973 535 3769                        +44 (0) 20 7269 7204

                                       C. Curtis Ritter
                                       +1 212 771 9603


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 788,000 businesses in the UK. UK Banking includes UK Retail Banking and UK Business Banking.

Barclaycard is one of the leading credit card businesses in Europe and has 11.2 million UK customers and 5.3 million international cards in issue.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world's largest asset managers and a leading provider of investment management products and services. The total assets under management at 30th June, 2006 were US$1.6 trillion.

Wealth Management serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At 30th June, 2006, total client assets were GBP84.7 billion.

International Retail and Commercial Banking is our global retail and commercial banking operation, with over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8.0 million retail customers in South Africa.

www.barclays.com


About CIT

CIT Group Inc. (NYSE: CIT), a leading commercial and consumer finance company, provides clients with financing and leasing products and advisory services. Founded in 1908, CIT has US$68 billion in managed assets and possesses the financial resources, industry expertise and product knowledge to serve the needs of clients across approximately 30 industries worldwide. CIT, a Fortune 500 company and a member of the S&P 500 Index, holds leading positions in vendor financing, factoring, equipment and transportation financing, Small Business Administration loans, and asset-based lending. With its global headquarters in New York City, CIT has more than 7,000 employees in locations throughout North America, Europe, Latin America and Asia.

www.CIT.com


Disclaimer

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Exhibit 2.
                                                                  3 October 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC on 2 October 2006 that it had on 28 September 2006 and 29 September 2006 exercised its discretion and released a total of 792,652 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 164,539,801 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.

                                                                  5 October 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 4 October 2006 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 2 October 2006 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the half year ended 30 June 2006 at a price of 682.00p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR                   No. of shares received     Beneficial Interest
MW Barrett                                       4,723                 314,562
Sir Richard Broadbent                               47                   8,092
SG Russell                                          39                  18,620
Professor Dame Sandra Dawson                        32                   9,953
DL Roberts                                          16                 221,353

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 164,539,801 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 4.

                                                                  9 October 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC on 6 October 2006 that it had on 6 October 2006 exercised its discretion and allocated reinvested dividend shares in Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 680.27p per share:

Director/PDMR            Shares allocated to director/PDMR
Mr RE Diamond Jr         15,730
Mr PT Idzik              3,178

The revised total shareholding for Mr RE Diamond Jr following these transactions is as follows:

Director                 Beneficial Holding       Non-Beneficial Holding
Mr RE Diamond Jr         2,531,682                -

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC on 9 October 2006 that it had on 2 October 2006 and 3 October 2006 exercised its discretion and purchased a total of 4,799,573 ordinary shares in Barclays PLC at a price of 680.02p per share and between 4 October 2006 and 6 October 2006 it had released 1,786,964 ordinary shares in Barclays PLC.

3. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified Barclays PLC on 9 October 2006 that it had on 2 October 2006 and 3 October 2006 exercised its discretion and purchased a total of 439,198 ordinary shares in Barclays PLC at a price of 680.18p per share.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,991,608 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.

                                                                 10 October 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all-employee share plan, informed the Company on 9 October 2006 that it had on 9 October 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 706.00p per share:

Director/PDMR        Number of Shares
Mr G A Hoffman       18
Mr D L Roberts       18
Mr J S Varley        18
Mr L C Dickinson     14

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 9 October 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding        Non Beneficial
                                               Holding
Mr G A Hoffman       317,619                   -
Mr D L Roberts       221,371                   -
Mr J S Varley        374,994                   -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,991,608 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 6.


                                                                 11 October 2006


                                Barclays Bank PLC

        Barclays redeems US$400,000,000 Floating Rate Subordinated Notes due 2011 (the "Notes")
                               ISIN: XS0130997660

Barclays Bank PLC announced today, 11 October 2006, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 10 October 2006.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit 7.

                                                                 11 October 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 10 October 2006 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 4 October 2006 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2006 at a price of 674.00p per share. The number of shares received, together with his total beneficial interest following the notification is as follows:

Director                       No. of shares received
Mr S G Russell                 41

The Company was also notified on 10 October 2006 by the Personal Equity Plan
(PEP) / Individual Savings Account (ISA) Administrators that on 6 October 2006 the following the following directors/Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2006 at a price of 696.00p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR                  No. of shares received
Mr G A Hoffman                 148
Mr L C Dickinson               57

The revised total shareholding for each director following these transactions is as follows:

Director            Beneficial Holding    Non Beneficial Holding
Mr S G Russell      18,661                -
Mr G A Hoffman      317,767               -

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,991,608 ordinary shares in Barclays PLC. The Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 8.
                                                               11th October 2006

                                  BARCLAYS PLC

Barclays acquires 4.70% of Infrastructure Development Finance Company Limited of
                                     India

Barclays Bank PLC ("Barclays") today announces that it has acquired a 4.70% equity holding in Infrastructure Development Finance Company Limited ("IDFC"). The equity stake was acquired through Barclays Capital Mauritius Limited, a registered Foreign Institutional Investor, via secondary market purchases and is in the nature of an investment. The total amount invested was approximately INR3.80 billion (approximately GBP44.8 million).


Mr Robert Morrice, Chairman and Chief Executive, Barclays Asia-Pacific, said:
"Our stake in IDFC underlines our interest in the fast growing infrastructure sector in India and allows us to participate through an investment in the largest infrastructure finance company in India. We believe India presents us with tremendous opportunities and this investment further evidences our desire to be part of the India growth story."


Barclays has had an active presence in India for over 27 years and commenced banking operations under a full banking licence in Mumbai during the 1990s. By leveraging its international expertise and by working closely with Indian corporate and financial institutions, Barclays has established a reputation as a leading player in the onshore and cross-border debt capital and equity-linked markets, and is a market leader in providing liability risk management solutions. On 21st March, 2006, Barclays announced a US$150 million investment to support its expansion in Indian investment banking, and a further US$70m for its corporate and commercial banking business. This transaction forms part of Barclays ongoing investment and development of its business in India.

                                    - ENDS -


For further information please contact:

Barclays

Investor Relations                             Media Relations
James S Johnson                                Alistair Smith
+44 (0)20 7116 2927                            +44 (0)20 7116 6132

                                               At Barclays Capital
                                               Maeve Gallagher
                                               +852 2903 2298

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 788,000 businesses in the UK. UK Banking includes UK Retail Banking and UK Business Banking.

Barclaycard is one of the leading credit card businesses in Europe and has 11.2 million UK customers and 5.3 million international cards in issue.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world's largest asset managers and a leading provider of investment management products and services. The total assets under management at 30th June, 2006 were US$1.6 trillion.

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At 30th June, 2006, total client assets were GBP84.7 billion.

Outside the UK, Barclays global retail and commercial banking operations have over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8.0 million retail customers in South Africa.

www.barclays.com


About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 10,500 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

In November 2005, Financial News magazine awarded Barclays Capital 'European Investment Bank of the Year' in its annual Awards for Excellence. In addition, Barclays Capital ranked No. 1 for Capital Raising in Euromoney's 2005 Capital Raising Survey.

www.barclayscapital.com.


Disclaimer

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Exhibit 9.
                                                                 16 October 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 16 October 2006 that it had between 9 October and 12 October 2006 exercised its discretion and released a total of 321,290 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,670,318 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 10.

                                                                 17 October 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all-employee share plan, informed the Company on 16 October 2006 that it had on 16 October 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC, following the re-investment of the interim dividend for the half year ended 30 June 2006, for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 722.00p per share:

Director/PDMR          No. of shares received

G A Hoffman            24
D L Roberts            24
J S Varley             24
L C Dickinson          4
R Le Blanc             3

The revised total shareholding for each director following these transactions is as follows:

Director               Beneficial Holding     Non-Beneficial Holding

G A Hoffman            317,791                -
D L Roberts            221,395                -
J S Varley             375,018                -

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,670,318 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 11.

                                                                 19 October 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


Mr D L Roberts, a Director of Barclays PLC ("the Company"), notified the Company on 18 October 2006 that, on 18 October 2006, he had exercised the following options over 260,000 ordinary shares:

Scheme                                             Number of     Option
                                                   shares        price (pence)

Barclays PLC Incentive Share Option Plan (ISOP)    60,000        534.00
Barclays PLC Incentive Share Option Plan (ISOP)    120,000       520.00
Barclays PLC Incentive Share Option Plan (ISOP)    80,000        326.00

Mr Roberts also notified the Company on 18 October 2006 that, on 18 October 2006, he had sold 260,000 ordinary shares in Barclays PLC at a price of 715.00 pence per share.

The revised total shareholding for Mr Roberts following this transaction is 221,395 ordinary shares.

Exhibit 12.

                                                                 23 October 2006

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 56%, has today issued the following announcement:


ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group or the Group)


  APPOINTMENT OF FREDERIK (FRITS) SEEGERS AS A NON-EXECUTIVE DIRECTOR OF ABSA GROUP AND ABSA BANK AND THE RESIGNATION OF DAVID ROBERTS AS A NON-EXECUTIVE
                      DIRECTOR OF ABSA GROUP AND ABSA BANK


Further to the announcement dated 8 June 2006 relating to board changes at the Barclays Group. Frits Seegers has been appointed as a non-executive director on the boards of both Absa Group and Absa Bank as a representative of Barclays with effect from 23 October 2006.


Mr Seegers, who has worked at Citigroup for 17 years, joined Barclays on 10 July 2006 as Chief Executive of Global Retail and Commercial Banking and brings a wealth of banking knowledge and experience to Absa.


David Roberts has resigned as a non-executive director of both Absa Group and Absa Bank with effect from 23 October 2006. Mr Roberts served on the above boards from 27 July 2005, when Barclays acquired a controlling stake in the Absa Group.


Enquiries
Danie Cronje
Chairman
(+2711) 350-4337
E-mail: dcronje@absa.co.za


Issued by:
Jacques Badenhorst
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: (+2711) 350-4061 Fax: (+2711) 350-6487
E-mail: jacques.badenhorst@absa.co.za

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital - Corporate Finance, a division of Absa Bank Limited

For further information, please contact:

Barclays PLC
Anne Ramsay                            Alistair Smith
Senior Manager, Investor Relations     Head of Corporate Public Relations
+44 (0) 20 7116 8171                   +44 (0) 20 7116 6132

Exhibit 13.
                                                                 24 October 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 23 October 2006 that it had between 16 October and 19 October 2006 exercised its discretion and released a total of 182,746 ordinary shares in Barclays PLC and on 16 October 2006 it purchased 129,820 ordinary shares in Barclays PLC at a price of 679.00 pence per share. The following shares were released to a PDMR of Barclays PLC:

PDMR             Shares released     Shares sold on     Price         Shares
                 to PDMR             behalf of PDMR     per share     retained
                                                        (pence)       by PDMR

Mr R Le Blanc    170,451             170,451            715.73        0


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,617,392 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 14.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 30,000,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.



The Block listings consist of 10,000,000 shares to be issued under the Barclays Incentive Share Option Plan and 20,000,000 shares to be issued under the Barclays SAYE Share Option Scheme.

Exhibit 15.

                                                                25 October 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 24 October 2006 by the nominee account administrators that on 16 October 2006 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2006 at a price of 714.76p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director            No. of shares received         Beneficial Interest
DL Roberts          3,331                          224,726


In addition to this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 167,617,392 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 16.

                                                                 31 October 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 30 October 2006 that it had on 27 October 2006 exercised its discretion and released a total of 73,207 ordinary shares in Barclays PLC and on 24 October 2006 it purchased 1,031,880 ordinary shares in Barclays PLC at a price of 716.48 pence per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 168,576,065 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.